Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2025

Silver Lake Partners IV, L.P.
By: Silver Lake Technology Associates IV,
    L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Investors IV, L.P.
By: Silver Lake Technology Associates IV,
    L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Associates IV, L.P.
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA IV (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLP Aurora Co-Invest, L.P.
By: SLP Denali Co-Invest GP, L.L.C., its general partner
By: Silver Lake Technology Associates III, L.P., its
    managing member
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLP Denali Co-Invest GP, L.L.C.
By: Silver Lake Technology Associates III, L.P., its
    managing member
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Associates III, L.P.
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA III (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel